Purchase, New York	Telephone: 914-253-2000	www.pepsico.com

Contact:	Investor	Media
	Jamie Caulfield	Jeff Dahncke
	Senior Vice President, Investor Relations	Senior Manager, Media Bureau
	914-253-3035	914-253-3941
	jamie.caulfield@pepsico.com	jeff.dahncke@pepsico.com

PepsiCo Announces Completion of U.S. Tender Offer
for all ADSs of Wimm-Bill-Dann

PURCHASE, N.Y. – May 17, 2011 – PepsiCo, Inc. (NYSE: PEP) announced today the completion of its tender offer in the United States for all outstanding American Depositary Shares (ADSs) of Wimm-Bill-Dann Foods OJSC (NYSE: WBD) for 970.925 Russian rubles per ADS.  The U.S. offer expired at 12 p.m. EDT on Monday, May 16, 2011.  A total of approximately 23,758,556 ADSs, representing approximately 13.50% of Wimm-Bill-Dann’s shares, were validly tendered at expiration.  PepsiCo has accepted for payment all ADSs validly tendered pursuant to the U.S. offer.

PepsiCo’s offer in Russia for all outstanding shares of Wimm-Bill-Dann will expire at 6 p.m. MSD on Thursday, May 19, 2011.  As described in the U.S. offer documents, the shares underlying the ADSs validly tendered in the U.S. offer will be tendered in the Russian offer.  The U.S. offer price will be converted to U.S. dollars at the spot market conversion rates available to the ADS depositary during the conversion period and paid to tendering ADS holders using the weighted average of the conversion rates, less certain fees under the ADS depositary agreement and applicable taxes and other governmental charges, if any.  PepsiCo expects the conversion from Russian rubles to U.S. dollars and the subsequent payment of U.S. dollars to validly tendering ADS holders to occur no later than May 31, 2011.

Important Additional Information
This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Wimm-Bill-Dann’s securities.

In connection with the Russian offer for shares, PepsiCo has filed a mandatory tender offer document with the Russian Federal Service for the Financial Markets (FSFM). Wimm-Bill-Dann distributed the Russian mandatory tender offer document, together with recommendations of its board of directors and related Russian offer acceptance materials, to holders of Wimm-Bill-Dann’s shares. Copies of the Russian offer documents are also available by contacting Orient Capital, the information agent for the Russian offer, at +44-207-776-7574 or at the website maintained by Wimm-Bill-Dann at www.wbd.ru or the website maintained by Orient Capital at http://campaigns.orientcap.com/Pepsico-Wimm-Bill-Dann/.

In connection with the U.S. offer for ADSs, a tender offer statement and related materials have been filed by PepsiCo with the Securities and Exchange Commission (SEC) and Wimm-Bill-Dann’s solicitation/recommendation statement relating to the offer has been filed by Wimm-Bill-Dann with the SEC. PepsiCo mailed these materials for the U.S. offer to ADS holders. Investors and security holders are also able to obtain a copy of these statements and other documents filed by PepsiCo and Wimm-Bill-Dann free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement, the solicitation/recommendation statement, and related materials are available free of charge by contacting PepsiCo’s information agent for the U.S. offer, Innisfree M&A Incorporated, toll-free at (877) 750-9496 (for ADS holders in the U.S. and Canada) or (412) 232-3651 (for ADS holders in other countries). ADS holders in the EU may also call Innisfree’s wholly-owned subsidiary, Lake Isle M&A Incorporated, free-phone at +00-800-7710-9971.

Investors and security holders are urged to carefully read the tender offer statements and any other documents relating to the Russian and U.S. offers filed by PepsiCo with the SEC and FSFM, as well as any amendments and supplements to those documents, because they contain important information.

About PepsiCo
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 19 different product lines that generate more than $1 billion in annual retail sales each.  Our main businesses -- Quaker, Tropicana, Gatorade, Frito-Lay, and Pepsi Cola -- also make hundreds of other enjoyable foods and beverages that are respected household names throughout the world.  With net revenues of approximately $60 billion, PepsiCo’s people are united by our unique commitment to sustainable growth by investing in a healthier future for people and our planet, which we believe also means a more successful future for PepsiCo. We call this commitment Performance with Purpose: PepsiCo’s promise to provide a wide range of foods and beverages for local tastes; to find innovative ways to minimize our impact on the environment, including by conserving energy and water usage, and reducing packaging volume; to provide a great workplace for our associates; and to respect, support, and invest in the local communities where we operate. For more information, please visit www.pepsico.com.

Cautionary Statement Regarding Forward-Looking Statements
Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements.  Such risks and uncertainties include, but are not limited to: changes in demand for PepsiCo’s products, as a result of changes in consumer preferences and tastes or otherwise; damage to PepsiCo’s reputation; PepsiCo’s ability to grow its business in developing and emerging markets or unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; trade consolidation or the loss of any key customer; changes in the legal and regulatory environment; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business transformation initiative or outsource certain functions effectively; unfavorable economic conditions in the countries in which PepsiCo operates; fluctuations in foreign exchange rates; PepsiCo’s ability to compete effectively; increased costs, disruption of supply or shortages of raw materials and other supplies; disruption of PepsiCo’s supply chain; climate change, or legal, regulatory or market measures to address climate change; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; failure to successfully renew collective bargaining agreements or strikes or work stoppages; and failure to successfully complete or integrate acquisitions and joint ventures into PepsiCo’s existing operations.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.  Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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